Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

VIA EDGAR

May 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jay Ingram, Esq., Legal Branch Chief

Erin Purnell, Esq., Staff Attorney

Martin James, Accounting Branch Chief

Effie Simpson, Staff Accountant

Re:	Rockley Photonics Holdings Ltd

Registration Statement on Form S-4

Filed April 2, 2021

File No. 333-255019

Ladies and Gentlemen:

On behalf of Rockley Photonics Holdings Ltd. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter dated April 28, 2021 (the “Comment Letter”), relating to the Registrant’s Registration Statement on Form S-4, filed on April 2, 2021 (the “Original Registration Statement”).

The Registrant is concurrently filing an amended Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Registration Statement marked to show all changes from the Original Registration Statement is being provided supplementally, via electronic file transfer, with a copy of this letter for the convenience of the Staff.

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The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Registration Statement on Form S-4

General

1.

You disclose that you are substantially dependent on two customers, Apple Inc. and another unnamed entity and that these customers are responsible for 99%-100% of your revenue. Please identify the other customer and tell us what consideration you have given to filing your agreements with these entities as material contracts under Item 601(b)(10) of Regulation S-K.

Response: The requested disclosure regarding the identity of the other customer, Hengtong Rockley Technology Co., Ltd., has been provided under “Risk Factors – Customer-Related Risks – Rockley currently depends on a few large customers for a substantial portion of its revenue. The loss of, or a significant reduction in, orders from Rockley’s customers, including its largest customer, could significantly reduce its revenue and adversely impact Rockley’s operating results.” In addition, disclosure has been added to clarify that HRT is the joint venture formed by Rockley with Hengtong Optic-Electric Co., Ltd. (“Hengtong”), a subsidiary of Hengtong Group, Co., Ltd., in 2017. As disclosed under “Certain Relationships and Related Party Transactions – Rockley – Hengtong JV” and in notes 4 and 12 to the notes to Rockley’s consolidated financial statements included in the Registration Statement, under the Sino-Foreign Equity Joint Venture Contract (the “JV Agreement”) and the related technology development agreement and license agreement (filed as Exhibit 10.12 to the Registration Statement), HRT must procure chipsets from Rockley for use in finished products and HRT owns the copyright in the final designs. HRT has a license to the underlying intellectual property in the reference designs and Rockley has certain non-compete obligations under the JV Agreement. During the years ended December 31, 2020 and 2019, Rockley made sales to HRT of $5.3 million and $6.7 million, respectively.

With respect to the development and supply agreement with Rockley’s largest customer, the Registrant respectfully confirms that it conducted an analysis of the exhibit requirements and concluded that the agreement is not required to be filed as an exhibit. In accordance with Item 601(b)(10) of Regulation S-K, the Registrant believes the agreement was made in the ordinary course of the Registrant’s business

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May 28, 2021

and does not fall within any of the enumerated categories under Item 601(b)(10)(ii), including contracts: (a) to which directors, officers, promoters, voting trustees or named securityholders are parties; (b) upon which the registrant’s business is substantially dependent (e.g., continuing contracts to sell or purchase a major part of the registrant’s products); (c) calling for the acquisition or sale of property, plant or equipment for consideration exceeding 15% of such fixed assets of the registrant; or (d) constituting a material lease. Specifically, as described in the Registration Statement, the agreement outlines a general framework for collaboration with the customer, primarily with respect to design and development features of potential future products. The customer does not have any minimum or binding purchase obligations under the agreement and the Registrant does not have any minimum supply obligations. The Registrant also notes that, as described elsewhere in the Registration Statement, to date, it has generated revenue primarily from non-recurring engineering and development services for customer-specific designs of silicon photonics chipsets for incorporation into its customers’ end products and does not currently have any products in commercial production. If and when the Registrant’s products are in commercial production, the Registrant anticipates that it will sell products to such customers on a standard purchase order basis, which purchase orders may be canceled by the customer at any time. The Registrant further notes that it believes that, based on the general nature of the agreement and absence of binding commitments, the development and supply agreement itself is not material, and that the relevant aspects of the Registrant’s relationship with this customer, including the absence of any binding purchase and supply obligations, have been appropriately disclosed. Accordingly, the Registrant respectfully submits that it believes the development and supply agreement is not required to be filed as an exhibit to the Registration Statement.

2.

In several locations, you allude to CFIUS approval. Please provide a materially complete discussion of the matters and personnel under CFIUS review and how this impacts the current and prospective operations of Rockley and SC Health.

Response: The requested disclosure regarding the matters and personnel under CFIUS review and the potential impact of the CFIUS review on the current and prospective operations of Rockley and SC Health has been provided under “Summary of the Prospectus/Proxy Statement–Regulatory Matters” and “Proposal No. 1—BCA Proposal—Regulatory Matters.”

Cover Page

3.	Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

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Response: The Registrant acknowledges the Staff’s comment and has revised to limit the first page of the outside front cover page of the prospectus to one page in accordance with Item 501(b) of Regulation S-K.

4.	In the second paragraph, please provide a concise description of the consideration that SC Health securityholders will receive in the transaction.

Response: The requested disclosure has been added to clarify that the SC Health securityholders will receive one ordinary share of HoldCo in exchange for each Class A ordinary share of SC Health held by such securityholder as of the closing of the Business Combination.

Questions and Answers about the Business Combination and the General Meeting, page 15

5.

Please include a section that discusses the interests that the current officers and directors have in the business combination. Please quantify the return that the officers and directors will receive on their initial investments by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes to your disclosure throughout the proxy statement/prospectus.

Response: The requested disclosure regarding quantification of the return that the SC Health officers and directors and the PIPE investors will receive on their initial investments (based on the closing price per share of SC Health’s public shares as of the most recent practicable date) has been added under “Questions and Answers about the Business Combination and the General Meeting” and “Proposal No. 1 – BCA Proposal - Interests of SC Health’s Directors and Officers in the Business Combination.” Similar disclosure is also included under “Risk Factors – Risks Related to SC Health and the Business Combination - Since the Sponsor will lose its entire investment … if SC Health’s initial business combination is not completed …, a conflict of interest may arise in determining whether a particular business combination target, including Rockley, is appropriate… SC Health’s founders, executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the BCA Proposal and approval of the other proposals described in this prospectus/proxy statement,” and “Summary of the Prospectus/Proxy Statement – Interests of SC Health’s Directors and Officers in the Business Combination.”

6.	Please include a section stating that the board did not include a third-party valuation or fairness opinion.

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Response: The requested disclosure has been added under “Questions and Answers about the Business Combination and the General Meeting,” “Proposal No. 1 – BCA Proposal,” and “Certain Relationships and Related Party Transactions - Certain Engagements in Connection with the Business Combination and Related Transactions.”

What happens if the Business Combination is not consummated?, page 22

7.	Please update your disclosure to reflect the new expiration date.

Response: The requested revisions have been made to reference the new expiration date throughout the Registration Statement except in certain contexts which are intended to refer specifically to the original expiration date.

Background of the Business Combination, page 130

8.

Please revise your disclosure in this section to include negotiations relating to the material terms of the transaction. For example, please elaborate on the “remaining open issues” referenced in the first paragraph on page 134.

Response: In response to the Staff’s comment, additional disclosure regarding negotiations relating to the material terms of the transaction, including with respect to the referenced sentence regarding “remaining open issues,” has been added under “Background of the Business Combination.”

Certain Rockley Projected Financial Information, page 137

9.

Please describe specifically the “estimates and assumptions” used in generating the projected financial information. Explain how these estimates and assumptions relate to financial forecasts in the disclosure, including the figures presented in the table on page 138.

Response: In response to the Staff’s comment, additional disclosure has been added under “Certain Rockley Projected Financial Information” to provide additional detail regarding the estimates and assumptions underlying the projected financial information and to explain how these estimates and assumptions relate to the financial forecasts presented.

10.

We note your attempt to limit reliance on the financial projections. Please explain the basis for your ability to disclaim responsibility for the information that you disclose and in doing so, please explain what you mean by the phrase “except to the extent required by applicable federal securities laws.”

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Response: The Registrant acknowledges the Staff’s comment and has clarified the disclosure. The Registrant respectfully notes that financial projections by their nature are forward-looking and, as disclosed in the Registration Statement, are necessarily based on assumptions and estimates and other factors, some of which may be beyond the Registrant’s control. Accordingly, the Registrant believes that it is appropriate to caution potential investors concerning such projections; in our experience, such cautionary remark almost always accompany projections included in registration statements filed on Form S-4. With respect to the referenced phrase regarding “except to the extent required by applicable federal securities laws,” the Registrant respectfully acknowledges the Staff’s comment and upon further review of the referenced language, the Registrant has deleted the phrase “Except to the extent required by applicable federal securities laws…”, as well as the concluding phrase “…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change.”

Certain Material U.S. Federal Income Tax Considerations, page 154

11.

Please delete the term “certain” from the title and first sentence of this section. We note that counsel will file the tax opinion by amendment. If counsel elects to file a short form tax opinion, both the opinion and the information the proxy statement/prospectus must state clearly that this discussion constitutes counsel’s opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding the treatment of the transaction under Sections 351 and 368 and remove language stating that it is intended that certain material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19.

Response: The requested revisions have been made with respect to the tax disclosures, including clarification that the discussion constitutes the opinion of SC Health’s tax counsel regarding the tax treatment of the transaction, subject to the assumptions disclosed in the Registration Statement. SC Health respectfully submits that it believes the revised disclosure appropriately reflects tax counsel’s views, and notes that the revised disclosure reflects a firm conclusion regarding the treatment of the transaction under Section 351, as well as a description of the factual and legal uncertainties regarding the treatment of the transaction under Section 368 and the applicable alternatives and risks to investors regarding such treatment, in accordance with Section III of Staff Legal Bulletin No. 19.

Information about Rockley Company Overview, page 185

12.	Please revise to clarify whether your products are still in the development stage or if you have begun production and shipment.

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Response: The disclosure under “Information About Rockley – Company Overview” and “Rockley’s Management’s Discussion and Analysis of Financial Condition and Results of Operation - Overview” has been revised to further clarify that all of Rockley’s products are still in the development stage and that it has not yet commenced commercial production or shipment of any of its products. Further, additional disclosure has been added under “Risk Factors – Customer Related Risks - If Rockley is unable to expand or further diversify its customer base, its business, financial condition, and results of operations could suffer” to clarify the same.

Rockley’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 207

13.

We note your disclosure that you are engaged or in contract with entities which collectively account for over 55% market share of wearable devices. Please revise to clarify what you mean by “engaged” and describe the nature of the contracts that you have entered into.

Response: The Registrant acknowledges the Staff’s comment and has added disclosure throughout the Registration Statement, including under “Risk Factors – Risks Related to Rockley’s Business and Industry - Rockley expects its results of operations to fluctuate…which could cause the stock price of the post-Business Combination company to fluctuate or decline,” “ – Customer Related Risks - If Rockley is unable to expand or further diversify its customer base, its business, financial condition, and results of operations could suffer,” “Information About Rockley – Company Overview,” and “Rockley’s Management’s Discussion and Analysis of Financial Condition and Results of Operation - Overview” to clarify that by “engaged”, the Registrant is referring to entities with which it is in discussions only, and that by “contracted”, it is referring to entities with which it has non-binding memoranda of understanding or development and supply agreements. Further, disclosure has been added under “Information About Rockley – Company Overview” and “ – Customers”, as well as under “Rockley’s Management’s Discussion and Analysis of Financial Condition and Results of Operation - Overview” to clarify the portion of the 55% market share attributable to “engaged” versus “contracted” entities.

Exhibit Index, page II-1

14.

We note that the Form of Warrant Agreement filed as exhibit 4.1 contains an exclusive forum provision. Please disclose the provision in the proxy statement/prospectus. Your disclosure should state whether the provision will apply to actions arising under the Securities Act or Exchange Act and should include related risk factor disclosure. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

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Response: The Registrant supplementally notes that the Form of Warrant Agreement is being amended to reflect that the warrants will be issuable for ordinary shares of HoldCo rather than shares of SC Health, as a result of the Business Combination. The amended agreement will be on substantially similar terms as the original Form of Warrant Agreement but will contain an updated exclusive forum provision which will clarify that the provision will apply to claims arising under the Securities Act of 1933. In response to the Staff’s comment, disclosure has been under a new risk factor entitled “The warrant agreement relating to the SC Health warrants provides that SC Health agrees that any action, proceeding or claim against it arising out of or relating in any way to such agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, ….. This exclusive forum provision could limit warrant holders’ ability to obtain what they believe to be a favorable judicial forum for disputes related to the SC Health Warrant Agreement” and “Description of HoldCo Securities - Exclusive Forum Provision in HoldCo Warrant Agreement” to clarify the same and to disclose related risks, including the uncertainty as to the enforceability of such provision. Further, disclosure has been included under both captions to clearly note that Section 27 of the Securities Exchange Act provides for exclusive federal jurisdiction of claims arising under the Exchange Act and that accordingly, the exclusive forum provision will not apply to claims arising under the Exchange Act.

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Tom Adams

Carl Marcellino

Elizabeth Todd

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